The following is the transcript from a conference call held on July 2, 2007.

MANAGEMENT DISCUSSION SECTION

Operator: Good day and welcome everyone to the Walgreen Co. Conference Call. Today’s call is being recorded. At this time for opening remarks, I would like to turn the call over to the Director of Finance, Mr. Rick Hans. Please go ahead sir.

Rick J. Hans, Director of Finance and Assistant Treasurer

Hello and welcome to Walgreens’ conference call on our acquisition of Option Care. I’m Rick Hans, Walgreens’ Director of Finance, and I am joined by CEO Jeff Rein, President Greg Wasson, and CFO Bill Rudolphsen. In a few minutes, Jeff will give you an overview of this morning’s announcement.

Then we will turn it over Greg, who as most of you know, was recently named Walgreen Co. President after spending nearly six years heading Walgreens Health Services, which is our managed care division. After Greg, Bill will provide a few more details on the financial aspects of the transaction. Finally we will wrap things up by taking some questions from those of you who are listening in live.

Before we begin, I would like to go over the Safe Harbor language. Certain statements and projections of future results made in this presentation constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risk and uncertainty. Please see our Form 10-K as amended for the fiscal year ended August 31, 2006 for a discussion of factors as they relate to forward-looking statements.

Now, here is Jeff.

Jeffrey A. Rein, Chief Executive Officer

Thank you, Rick. Good morning everyone. I know it’s very unusual for us to have a conference call, but this is an unusual event. Today, we announced the largest acquisition in our company’s history with our agreement to buy Option Care, Inc. for 19.50 per share and with the assumption of some debt.

Our total enterprise value of approximately $815 million. Option Care is a specialty pharmacy and home infusion service provider, with operations in 34 states of its more than 100 pharmacies, 61 are company-owned while the remainder are franchisees. This acquisition will instantly provide patients and payors with national access to our specialty pharmacy and home infusion services.

These two areas have seen a number of acquisitions via some recent years, including our purchase of Medmark Specialty Pharmacy and Schraft’s, a specialty pharmacy that focuses on fertility medications and services. This is an even bigger step, because it dramatically expands our specialty and home infusion footprint and makes us a national player in both areas.

We’ll now have the nation’s fourth largest specialty pharmacy business and no one will match our specialty pharmacy size combined with our nationwide home infusion platform. Specialty pharmacy and home infusion are getting tied closer together as more biopharmaceuticals are delivered through infusible drugs. This acquisition puts us in a sweet spot for that growth.

Another thing the acquisition does is allow us to better manage a payor spending on specialty pharmacy and related services. The combined businesses will gain more access to limited distribution of biopharmaceuticals. For all of those reasons we pursued Option Care when the

www.CallStreet.com • 646.442.0270 • Copyright © 2001-2007 CallStreet 1

opportunity came. We are very excited about the deal that we can’t wait to close the transaction and start the integration process.

Now, Greg Wasson will offer more perspective on how this transaction fits into other trends in the industry. Greg.

Gregory D. Wasson, President, Walgreens Health Services and Executive Vice President, Walgreen Co.

Thanks Jeff. Good morning everyone. Again sorry to make your quiet holiday week a little busier, but I’m really not. This is a very exciting day for us because it is our biggest step yet to expand our specialty drug and home infusion services. As we mentioned in our press release the specialty pharmacy and home infusion markets are estimated at $60 billion a year, with a projected annual growth rate of 20%.

The growth is being driven by three things, cost containment pressure, a strong pipeline of new therapies and an emphasis on care management and compliance monitoring to improve outcomes. On the infusion side of the business, there was also cost containment pressure driving the industry as well as a patient preference for at-home treatment and an increased utilization due to demographic trends.

Acquiring Option Care made a lot of sense thus for several reasons. First, we established ourselves as a nationwide player in the Specialty Pharmacy and Home Care. Second, and very importantly we’ll offer a national provider platform free of conflicts that payors may perceive as inherent with many of the other specialty providers.

Third, it will give us more access to limited distribution therapies and strengthen our relationship with pharmaceutical manufacturers to help improve outcomes. Fourth, we’ll get existing contracts with more than 400 managed care organizations representing 75 million lives and finally the two businesses had complementary footprints with overlap of only certain locations, which made Option Care a great fit for us.

To give you an idea of where this will place us in the home infusion industry. Infusion, as you may know is a very fragmented business with more than 3000 providers across the country, Corum is the largest provider with a market share we estimate at a 11%, we do believe our combination with Option Care will challenge for the number two position in industry with about a 6% market share.

From a broader perspective, this acquisition is another step for positioning ourselves as a provider of a variety of patient focused healthcare services; you’ve seen us move in this direction with our acquisitions of Take Care Health Systems, Medmark Specialty Pharmacy Solutions, SeniorMed Pharmacy and Schraft’s Specialty Pharmacy.

We’re moving beyond traditional pharmacy and ways that are beneficial to our patients and will help payors better manage their overall medical and pharmacy spend. So now for more insight into the financial aspect of today’s announcement, I’d like to introduce you to our CFO, Bill Rudolphsen. Bill?

William M. Rudolphsen, Senior Vice President, Chief Financial Officer

Thank you Greg. Good morning everyone I’d like to go a little deeper into some of the financials and try to anticipate any questions you may have in that area. The all cash purchase price of Option Care, represents a multiple of approximately 16 times EBITDA and a 27% premium to

www.CallStreet.com • 646.442.0270 • Copyright © 2001-2007 CallStreet 2

Friday’s closing price. We believe this transaction represents an attractive offer for Option Care’s shareholders providing them with certainty of value and a significant premium to the current market price of Option Care’s common stock.

The transaction is also financially attractive to Walgreen’s, because it’s priced because inline with other transactions in the industry and offers a number of synergy opportunities. We intend to fund the acquisition with a combination of cash-on-hand, and the issuance of commercial paper. We also plan to increase our bank lines of credits to more than cover the level of commercial paper issuance.

We believe the value of this acquisition of Walgreen’s will be further leveraged through revenue, purchasing, expense and people synergies. The revenue synergies are a function of creating a strong independent operator of Specialty and Infusion Services revenue synergies also can result from our ability to expand our business relationship with the clients of Option Care. The purchasing synergies are a function of economies of scale, which provides us the opportunity to earn discounts we could otherwise earn.

We expect to see expense synergies from consolidating certain facilities from both companies. We estimate total pre-tax synergies to be about $15 million in the first year. We expect the transaction to be slightly accretive to earnings in the first full year, and that will increase in future years. Another area from which we will benefit is the considerable talent that comes with Option Care’s employees.

Keep in mind; we are acquiring a company, whose sales are expected to double over a three-year period ending in its current fiscal year. Of course, there are risks and costs associated with any acquisition, but we feel, we can use the experience we have gained from our – from our other acquisitions in specialty and infusion to minimize the risks and costs of this integration.

As part of the deal, we will be promptly commencing a cash tender offer for all Option Care shares. The transaction is subject to acceptance by a majority of Option Care shares, customary, regulatory approvals and other customary conditions. We expect that the closing will occur in a few months, Option Care’s founder Dr. John Kapoor, and certain trusts established by him have committed to tendering approximately 22% of the outstanding Option Care shares and support of our transaction, which has also been unanimously approved by the Option Care Board.

That concludes our prepared remarks, now I would like to open it up for questions and we ask that those questions center around today’s announcements.

www.CallStreet.com • 646.442.0270 • Copyright © 2001-2007 CallStreet 3

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions]. We’ll take our first question from John Heinbockel with Goldman Sachs.

<Q – John Heinbockel>: Jeff and Greg, couple of things number one when you look at the revenue synergy, how will this help WHI market itself and its services, and do you think that’s a big part of this allowing you to compete with other PBMs to a better degree?

<A – Greg Wasson>: Yeah John, this is Greg, good question I do think that obviously as this allows us to strengthen our position in specialty and home infusion, which is you know, is a big part of a – the pharmacy spend that payors are struggling with, I think it will improve our strength going to the market with the value services that they are looking for. You know, as you know, specialty and home infusion are coming together in a big way because of the spend that payors are challenged with. So, I think it really strengthens our position in that space.

<Q – John Heinbockel>: All right. And secondly I know that Blue Cross Blue Shield in Florida is the biggest customer in the contract released in September, is that pretty much locked up or is that a question mark?

<A – Greg Wasson>: As I said earlier we’ve – we’re going to gain about 400 managed care relationships. There are two large payors.

<Q – John Heinbockel>: Right.

<A – Greg Wasson>: That represent close to 20% of their business Florida Blue Cross being one of them.

<Q – John Heinbockel>: Okay.

<A – Greg Wasson>: And so obviously a big part of our due diligence and effort going forward is to secure those two relationship, so we feel pretty confident about that.

<Q – John Heinbockel>: Okay thanks.

Operator: We’ll take our next question from Mark Miller of William Blair.

<Q – Mark Miller>: Hi good morning in the accretion, do you expect in year one, can you expand a little bit further is that also taking into consideration consolidation of facilities or is that predominantly the synergies you outlined there that 15 million?

<A – William Rudolphsen>: Mark this is Bill, yeah this primarily the 15 million. As you know, we don’t give earnings guidance, but we did want to indicate whether the transaction was accretive or dilutive and we did go with the language slightly accretive, so it is certainly of a small nature.

<Q – Mark Miller>: Let me ask the question a little bit differently those synergies that you are anticipating in the first year. How many of those – of the dollars you highlighted? How much of that is from purchase savings relative to reduced SG&A in the business?

<A – William Rudolphsen>: I am not really going to comment on there Mark, but overall we are looking at 15 million in the first year and we expect that to increase going forward.

<Q – Mark Miller>: Okay. And then any further comments you would make about how the business becomes integrated with the Medmark? Thanks.

www.CallStreet.com • 646.442.0270 • Copyright © 2001-2007 CallStreet 4

<A – William Rudolphsen>: Yeah, I think that it’s a big part of the value of this. As you know with Medmark Mark, we feel we purchased one of the you know premier specialty distribution pharmacies out there, Stan Blaylock who founded or help found that organization is leading that organization with us today. We since have moved our home care and home infusion business under Medmark and Stan, a responsibility as we saw infusion and specialty coming together, we certainly think that was one of the think that attracted us to Option Care, its kind of write down our fair away with them going after specialty and infusion as well. So we think the integration of that – those two businesses in the Medmark is going to be much easier than probably if they – if those business, if one is complementary to Medmark.

<Q – Mark Miller>: Where is that platform today, I don’t know how much of it was actually brought back to your headquarters versus remaining with them and then how does this affect that?

<A>: The Medmark platform. The Medmark platform is in Pittsburgh it’s a centralized facility. As you know, we utilized a lot of our stores for some of the non-centralized therapies, the advantage of Option Care is it brings us some localized facilities across the nation and really allows us to move international player position quickly.

<Q – Mark Miller>: Okay. Thanks. Good luck.

<A>: Thank.

Operator: We’ll take our next question from Eric Bosshard with Cleveland Research.

<Q – Eric Bosshard>: Hi. Good morning.

<A>: Good morning.

<Q – Eric Bosshard>: Jeff, could you help us understand strategically, where you are trying to go is this a plan to put WHI on equal or stronger footing relative to its PBM peers or what are you trying to do, is there an effort here to make the PBM a larger piece of the business, do you make further acquisitions in order to accomplish that?

<A – Jeffrey Rein>: I think what we are trying to do, remember last – I think it was last September we talked about flexibility, adaptability to the marketplace. We are really trying to do at our company is to get it away from just being product focus and going more towards a healthcare company. We truly believe near the section of convenience in healthcare and that’s where our stores will come in that’s where the infusion centers will come in, that’s where specialty comes in. It all depends on how folks want to get their healthcare, get their medication. And we do believe tying the retail stores together with all of the other facilities allow us to offer a complete healthcare package to payors that will help lower their overall cost. So, once again it is still focused on growing our store base in organic growth, but this is one more way that we can get into the healthcare arena and not just focus so much on selling one particular product day-after-day.

<Q – Eric Bosshard>: Is there something that you look at in terms of that’s more attractive about this side of the business relative to what you’re accomplishing in the retail side of the business?

<A>: I don’t want to take anything away from the retail side, obviously I think, that’s drilling very nicely, but on this Home Care/Specialty side that’s also growing extremely quickly with the Grain of America. And once again, I think we can work at it from several angles. This in just one more angle to take care of the patient’s healthcare needs in a cost effective manner.

<Q – Eric Bosshard>: Okay, thank you. Thanks Jeff.

www.CallStreet.com • 646.442.0270 • Copyright © 2001-2007 CallStreet 5

Operator: We’ll take your next question from Step Chick with the JPMorgan.

<Q – Stephen Chick>: Hi, thanks. Congratulations.

<A>: Thanks, Stephen.

<Q – Stephen Chick>: Just a question on, we haven’t – of the deals that you’ve been making we actually – we haven’t seen the terms and it looks like with, obviously probably goodwill allocated that the returns on this acquisition if you were well south of your retail business. And I was wondering if you could speak to – if the economics on your, your former acquisition have been similar to this. And what’s the return – the returning potential of these assets you’re acquiring, are they currently lower returning businesses and the growth is what’s attractive about them or with your synergies can you get them up to the returns of core retail?

<A – William Rudolphsen>: Steve, this is Bill. We do intend for this business to return, an equitable return on investment for us and we do intend to reach a level of return that is comparable to our retail business over the long-term.

<A – Gregory Wasson>: You see the other thing we consider to is, would you – once again you have take a bigger big picture look on this. The deals that we’ve done in the past we absolutely think they’ll need, what Bill is talking about. Once again if we look at the big picture in terms of where healthcare is going, this positions us very, very well for that.

<Q – Stephen Chick>: No, it seems the way it’s, just – I don’t know how long you expect, that we’ll get a return on this business that’s equal to your higher returning retail, but I mean do we have a timeframe of what you’re thinking about or is it just that long-term out?

<A>: Well we wouldn’t give a specific timeframe, I don’t think that’s the right thing to do. All I can tell you is it is complementary to the store business, it is one more way to actually grow the store business and the Walgreen brand across America.

<Q – Stephen Chick>: Okay, and I’m sorry, will this be a – will you also integrate this with the in-store clinics, is that the idea you’ll be doing some of these functions inside your stores as well?

<A>: Overtime absolutely and that’s a big part of what we’re doing in terms of becoming a healthcare company. The clinics, the retail, the infusion, the home care, the specialty, all that is tied together for the ease of patient service and to help lower the healthcare cost for the payors and for the people who are getting those healthcare.

<Q – Stephen Chick>: Okay, that’s helpful. And then second if I could, just – your new store targets for the year at that retail, that – the gross store growth of 500 stores, can you remind me that excludes these types of acquisitions, is that correct?

<A>: That is correct right now. Yes.

<Q – Stephen Chick>: Okay. All right thank you.

<A>: That is correct.

<Q – Stephen Chick>: Thanks.

<A>: You got one in off the subject.

<Q – Stephen Chick>: Thanks.

www.CallStreet.com • 646.442.0270 • Copyright © 2001-2007 CallStreet 6

<A>: Okay.

Operator: We’ll take our next question from Deborah Weinswig with Citigroup.

<Q – Deborah Weinswig>: Two questions actually, can you – actually leveraging off the last Q&A, can you talk a little bit about infusion margins and how that will impact your overall margins going forward. And also what are you seeing on reimbursement trends in infusion?

<A>: I think the infusion business is certainly different than traditional and specialty, I think with a lot of the – with infusion you’re looking at two components, drug cost as well as the services component. As you know Medicare Part D came out and they’re covering infusion as far as the product reimbursement and that services at this point in time there is a lot of activity out there with legislators trying to include services. So, and we’re kind of optimistic with that, but I think there is a lot to be – work to be done there, but as far as infusion services, we feel it is a good business to get into to Jeff’s point earlier, when you look at the trend towards specialty drugs and infusion pharmacy sector in the future we definitely have to be there, we’re bullish on the business.

<Q – Deborah Weinswig>: And one another question I had not to get a timeline [ph], with the conference call that I done some research ahead of time and it sounded like currently home infusion was about 12% of the specialty product distribution market. And going forward I think the numbers I sound by 2010 it looks like it will be about 20%, it’s obviously significant and rapid growth, does those numbers sound, in the ballpark and if so, can you maybe give us some insight in terms of how you think about continuing to grow this business?

<A>: Your numbers do sound like there are in the ballpark I don’t have the specific numbers off the top of my head. And fusion is, when you think of the oncology, there are large majority of the oncology drugs, our infusion drugs, there was folks out there looking for those to be administered even in an ambulatory study, and that’s where, maybe possibilities as Jeff said earlier and taking advantage for in-store clinics. So, I do think that you’ll continue to see the infusion pipeline continue to grow.

<Q – Deborah Weinswig>: Great, thank you so much.

Operator: We’ll take our next question from Meredith Adler with Lehman Brothers.

<Q – Meredith Adler>: Thank you very much. I was wondering if you could elaborate just a little bit more on what you’re saying about how you tie this into the stores, you said – mentioned the clinics, what about actually carrying the product on the specialty side will you be, you doing more of that after this acquisition or less?

<A>: Yes, I think that, when you look at specialty today, there is a lot of specialty drugs that are being administered through the traditional retail pharmacy in an open network I think we see that there are going to be select categories that will indeed make sense in a traditional retail pharmacy that takes advantage of the connivence that we can bring to the model, there will be some that require maybe a more centralized distribution, where we can get maybe some type of patient care at the store level to supplement, what’s been delivered centrally. So, I think you’ll see a little bit of all the above, I think the advantage and the differentiator we see is our retail infrastructure being attached to their centralized model to improve access as well as the patient care point-of-sale.

<Q – Meredith Adler>: Okay. And then, just a couple of quick questions. In terms of the management of the business, did I understand it right that Medmark is going to takeover the management of Option Care?

<A>: Yes. We are looking – we are looking at, obviously as I talked a little earlier, we have combined our Specialty Pharmacy and Infusion business already. Again, we had seen those two

www.CallStreet.com • 646.442.0270 • Copyright © 2001-2007 CallStreet 7

sectors of Pharmacy coming together in a big way, the payors looking – are looking for one entity to manage both sectors. So, Option Care being the same business model makes sense to come under our existing Medmark’s management structure. We certainly are going to benefit from Option Care’s deep management talents that was a extremely valuable part of this deal as we gain expertise and talent with an organization that’s been in business for 25 years, concentrating on Infusion part of the business. So we think combining the two, bringing it under our – under Stan Blaylock and our existing business with the talent that they bring to us. We are going to be a pretty formidable independent player out there.

<Q – Meredith Adler>: But the founders of the company will be leaving?

<A>: The management structure – the management team that is in place today that we’ve secured commitments with, will be with us.

<Q – Meredith Adler>: Okay. Thank you. And then, if you could talk a little bit about the franchise arrangement, do you have something you plan to continue and how is that structured?

<A>: Option Care had entered into a strategy a few years back to begin to decrease the number of franchise locations to more company-owned locations. We intend to continue that strategy.

<Q – Meredith Adler>: Okay. So you won’t be opening any new ones?

<A>: No.

<Q – Meredith Adler>: And then, I just have – back to a question that somebody else was asking. I try to understand whether this acquisition will help your traditional PBM business grow, because it is – it hasn’t been growing that quickly and I think you can express some interest in having it be bigger.

<A>: You know, it’s certainly will help our traditional PBM business grow as I said earlier by allowing us to take a much deeper and stronger Specialty Infusion product to the marketplace, while I make sure that that – I make it clear that we’re looking at this combined independent Specialty Infusion company is providing value to all payors. So we’re not only looking to strengthen the – our own PBM, but we’re also looking to bring value to the Managed Care organizations around their other PBMs as well. We – we think that there – that this positions us certainly as the fourth largest Specialty Infusion provider in the marketplace, but the largest what we would call independent Specialty Infusion provider and we certainly think that there are many payors out there that are looking for that independence, in a holistic model that Jeff talked about earlier, where payors are looking to manage pharmacy spend and medical spend together. We feel they are looking for solutions such as this, that some independent model that can help them manage that medical spend.

<Q – Meredith Adler>: Okay and just had one more question about, what you think the reaction will be of the healthcare community if you would do infusion therapy at retail locations. We just recently got a pushback from the AMA on clinics. So I was wondering what kind of the response you expect out there?

<A – Jeffrey Rein>: This is Jeffery here. I think overtime, the medical community will be more accepting of that. I think there is a lot of cost pressures out there and for people to have access to healthcare and to take advantage of these wonderful drugs coming out, I don’t think it’s going to be a big, big problem in the future. There are already many medical doctors that are very supportive already. Not only on infusion centers but also on the clinics, there are some that are not of course. Well I think over time as we go through change here in how healthcare you delivered, people will definitely come on board.

www.CallStreet.com • 646.442.0270 • Copyright © 2001-2007 CallStreet 8

<Q – Meredith Adler>: Okay. Thank you very much.

Operator: We will take our next question from Drew Figdor with Tiedemann Asset Management. Your line is open sir, if you do have a question.

<Q – Drew Figdor>: Yes. I just want to understand the processing of the tender offer. You said this for closing a number of months. And as I understand tender offers that it would get launched in 10 days and run for 30 days, so is there regulatory approvals that are required here, or you’re expecting some process within by trust or is it just a different assumption?

<A – William Rudolphsen>: This is Bill. We expect to launch the tender offer within 10 days and expected to last for about 20 days, so I would anticipate that it would be wrapped up within about a month.

<Q – Drew Figdor>: Okay. Are you required to do any spent regulatory filings or get regulatory approvals?

<A>: Yes, we are required to get regulator approval and we will be proceeding on that very shortly.

<Q – Drew Figdor>: Can I ask what those are? The regulatory filings, like what kind of state approvals are required? Hello?

<A>: Hey Drew hold on one sec. We have to check with our Attorneys on that.

<Q – Drew Figdor>: Okay.

<A>: Hey Drew?

<Q – Drew Figdor>: Yeah.

<A>: Rather than get into a lot of legal issues here, I can circle back with you on that. It’s no secret really, but we just don’t have it on our fingers tips here.

<Q – Drew Figdor>: But as you expect that to be done within the timing of the 20 days, et cetera, tender offer prices or you expect the tender offer to be delayed?

<A>: We do, we would expect the longest regulatory condition potential to be the antitrust related filing.

<Q – Drew Figdor>: Okay. Very good and as far as the distribution rights for Synergist and IVGI, do you have – is there a change of control provision there or how do you approach that issue?

<A>: We don’t see any interruption in distribution rights of product.

<Q – Drew Figdor>: Did you talk to the suppliers and see whether this was something – the transaction was something they were supportive of binding [ph]?

<A>: We have – at this point in time we have access under Walgreens, most of those products you’re talking about, certainly we’ll be working with the suppliers going forward.

<Q – Drew Figdor>: Okay. Thank you very much.

Operator: We’ll go next to John Ransom with Raymond James.

www.CallStreet.com • 646.442.0270 • Copyright © 2001-2007 CallStreet 9

<Q – John Ransom>: Hey good morning. Couple of questions, how much of the 15 million was purchasing, synergies as you mentioned?

<A – William Rudolphsen>: This is Bill. I wasn’t very specific on the breakdown of the 15, you can anticipate that we will be consolidating certain locations in the very near future and we will generate purchasing synergies in the near future and probably revenue might take a little bit longer I can give that color to it.

<Q – John Ransom>: Yeah, I guess I would have thought the purchasing might be a tad bigger, is this because on the specialty side, specialty branded drugs.

<A>: Yes correct.

<A>: Sure.

<Q – John Ransom>: Okay, all right. And then my second question, it’s a technical question with respect to the – you mentioned an $850 million price, if we do the traditional enterprise value calculation we get something around 600 or 780 million, so can you just explain how you calculated the purchase price?

<A>: It’s 1950 times of the number of shares outstanding, there are some option equivalent shares also out there, plus the – that’s at the end of the last quarter available at the end of March was approximately $86 million. That all added up, it goes about 850.

<Q – John Ransom>: What share – what share count are you using?

<A>: 34.5 million.

<Q – John Ransom>: Okay. So my calculator must be broken because we’re just getting a different number and you are not netting the cash in your calculation?

<A>: That’s correct.

<Q – John Ransom>: Okay. And then lastly, just a question on the franchise or franchisees they had non-competes. How do you plan to deal with those non-competes relative to your other operations as it going to be a matter of continuing to buy off those franchisees or is the non-compete no longer – it used to be an issue for potential buyers of Option Care, is it no longer an issue?

<A>: I’ll take, you know, as we said we’ll continue Option Care’s strategy they have been able to work through those it seems like pretty effectively. We’ll be working with them and taken their management’s guidance on how to move forward.

<A>: And there shouldn’t be any restriction on our existing business that we have at Walgreens right now. So I don’t anticipate a big problem.

<Q – John Ransom>: Okay. Thank you.

Operator: We’ll take our next question from Ed Kelly from Credit Suisse.

<Q – Edward Kelly>: HI good afternoon.

<A>: Hi Ed.

www.CallStreet.com • 646.442.0270 • Copyright © 2001-2007 CallStreet 10

<Q – Edward Kelly>: It seems to me like the side to scale that you are getting with the deal the additional coverage that you are getting a disease category just probably almost just important. So, can you talk a little bit about you know, the disease categories you now specialize in that Walgreens and Specialty Pharmacy and whether you have any big holes left to fill in that business?

<A>: Yeah we pretty much had all categories covered, I think it was more the depth of coverage in certain categories. For example, I think the two or three that’s you know, I talked about quickly I think the Option Care really helps strengthen our depth in is oncology. And a big part of specialty infusion going forward is going to be oncology. So, they had a lot of depth there for us, hemophilia we had a program, but they are going to bring us a lot of depth there and finally immune suppressive type therapies. So, I think that though we had programs and coverage, they are going to bring a lot of depth.

<Q – Edward Kelly>: I mean other categories where you do feel like you still need more depth?

<A>: I think we feel confident that we – that with the combination of Option Care, we are a pretty strong provider, certainly as we look forward, there is still a pretty fragmented industry, there is still maybe some other opportunities that we take advantage of going forward, but at this point of time, I think we have really strengthened our program to go forward.

<Q – Edward Kelly>: Okay, and then, Medco, Express, Caremark all have large specialty pharmacy businesses, I think they believe they’re synergies to that combination, can you maybe just contrast a little bit, the PBM’s trusted model versus more of the drug retail specialty model, I mean do you need to own a larger PBM in order to make, to grow this business the way you would like to?

<A>: I don’t believe so, I think it goes back to what our philosophy is and what we’ve kind of talked about over the last several months is we do think that the payor community, the health payors, the managed care organizations, large employers are indeed looking to manage, the pharmacy and medical spend holistically. We do think that there are certain payors out there that perceive a large PBM specialty model as potentially a threat, because of the carve-out philosophy that they have. So, therefore we do think that becoming the largest independent specialty infusion provider that the payors are going to look at this as a positive and that’s part of where some of the revenue synergies come from is the increased market share that we think we’ll be able to command through that.

<Q – John Ransom>: So it’s just the involved I guess, transparency of pricing that type of stuff I guess is that the real competitive advantage?

<A>: I think that payors are out there looking for more transparent model, but I think they are really more interested in the fact that they want to make sure that their pharmacy spend is not carved out, that they can actually manage the pharmacy spend in medical together and work for the provider such as us, but they don’t feel as threatened, that’s going to carve out pharmacy spend away from them.

<Q – John Ransom>: Okay. Thank you.

<A>: Okay.

Operator: We’ll take our next question from Michael Levitt with Chesapeake Partners.

<Q – Michael Levitt>: Hi, can you help us out a little bit on the background of the transaction. You came to the announcement today, you said that when Option Care, when this became an opportunity available to you that you jumped on it. Where they out there looking for alternatives?

www.CallStreet.com • 646.442.0270 • Copyright © 2001-2007 CallStreet 11

<A>: Well, we have certainly known of Option Care for a while and certainly in our back – it’s been in the backyard, we’re familiar with them, it went to a – obviously a confidential auction, May 1st and that’s when we began discussions in earnest.

<A – Jeffrey Rein>: Right, Jeff Rein here, just to let you know, as we’ve said before overtime, we are looking for strategic acquisitions. And this was one of them that just worked out very, very well for us.

<Q – Michael Levitt>: Gotcha. Okay, thank you very much.

<A>: Okay.

Operator: We’ll go next to Michael Emerald with Longfellow Investment.

<Q – Michael Emerald>: Do you need any overseas approvals?

<A>: Pardon. Could you repeat that please?

<Q – Michael Emerald>: Do you need any overseas approvals?

<A>: We do not – let me clarify one thing, I said before. We expect all the approvals to be satisfied within that tender offer timeframe.

<Q – Michael Emerald>: Gotcha. Thank you.

Operator: We’ll take our next question from Scott Mushkin with Banc of America.

<Q – Bakley Smith>: Hi, this is actually Bakley Smith on in for Scott. I just had a question, two questions kind of on a strategic side, you touched on this a little bit, but in the absence of a larger scale PBM, how are you going to – hope to – you know, how do you expect to leverage the different businesses sort of in a cross platform center. How can you drive the lives from one arena to the other without the control given to you by a larger PBM?

<A>: The payors themselves may they – in today’s environment, most managed care organizations deal with either maybe two preferred or three to four preferred specialty providers. As far as the benefit design, as far as, where that care is given, whether it’s a specialty model or infusion model that’s really up to the managed care organization, how they design the benefit. You don’t – you don’t need to be a large PBM to be able to all provide specialty infusion services to a managed care organization. Some of them as you know own their own PBM, some of them outsource their PBMs, but in most cases most managed care organizations today are looking for one or two preferred pharmacy providers.

<Q – Bakley Smith>: Okay. And then just taking a step back more strategically, I mean, if I was just going to ask, where do you see this company in five years, I mean how much more do we expect for this to be an area of focus, is this just the beginning or where are we positioned?

<A>: I mean we think obviously that, this was one step although a large step in moving to more full-scale specialty infusion model. We’ve taken many steps over the past couple of years as you know with Medmark last year, Schraft’s Fertility Pharmacy before, we bought some pretty significant infusion pharmacies couple of years ago. So, we do think that this will be a significant part of our business leveraging our retail infrastructure as we go forward.

<A – Jeffrey Rein>: Once again this is Jeff Rein here, across America we have some of the best locations of anyone in retail and as I mentioned also we have the intersection of healthcare and convenience. The healthcare cost in America are spiraling count of site, they’re going up very, very

www.CallStreet.com • 646.442.0270 • Copyright © 2001-2007 CallStreet 12

quickly. People are looking for ways to drive down their cost, the population who need healthcare or it’s continuing to grow. Walgreens is going to be at the forefront of helping deliver healthcare at unaffordable price that the payors can pay for and the people in America can actually afford. Once it gets all wrapped together in excess to healthcare and payment of those services.

<Q – Bakley Smith>: Thanks, very much.

Operator: And once again ladies and gentlemen this is the final question we have for today. It is Seth Teich with Apex Capital.

<Q – Seth Teich>: Hi. As it relates to your overall strategic process, I was just curious to know, how far out of your existing footprint, you would be willing to venture in terms of acquisitions going forward?

<A>: Did you have something interesting for us?

<Q – Seth Teich>: I should think of a number of interesting, I am sure.

<A>: We are very open as it’s fits into your strategic sense of what we wanted to do. I think, what we really trying to show, over last couple of three years is that we’re just not interested in building stores only, that is part of the plan and obviously it helps out, but it’s not the only thing we’re interested in and what we try to show was, over the last couple of three years is that we’re willing to branch out and build around the core. The store is our core and delivering services from that store is a core. There was a lot of associations with healthcare that can be build like in a hub and spoke. So, if you have something interesting please, get hold of Rick Hans and we’d like to talk about it.

<Q – Seth Teich>: Okay thank you.

Operator: And that does conclude the question and answer session for today. I’d like to turn the call back over to our speakers for any closing remarks.

Jeffrey A. Rein, Chief Executive Officer

Well folks thanks for tuning in today of course we’ll have our June sales announcement in the morning and I’d like to wish everybody a happy 4th of July. Thanks for listening in today.

Rick J. Hans, Director of Finance and Assistant Treasurer

Thanks everybody have a great summer, great holiday. Thank you.

Operator: This does conclude today’s conference call. We appreciate your participation. You may disconnect at this time.

www.CallStreet.com • 646.442.0270 • Copyright © 2001-2007 CallStreet 13

Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED "AS IS," AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2007. CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

www.CallStreet.com • 646.442.0270 • Copyright © 2001-2007 CallStreet 14